March 27, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Uwem Bassey
Matthew Crispino
Claire DeLabar
Robert Littlepage

Re:	Wellchange Holdings Co Ltd
Registration Statement on Form F-1
Filed February 8, 2024
File No. 333-276946

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated March 6, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 filed on February 8, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1/A.

For the Staff’s convenience, each Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1/A.

Form F-1 filed February 8, 2024

Our Customers, page 111

1	You disclosed that you had two customers that accounted for 32% of the company’s total revenue for the six months ended June 30, 2023. Please disclose the material terms of any agreements with these customers, including the identity, term and termination provisions of any agreements.

Response: In response to the Staff’s comment, we have disclosed that these two customers signed our standard software development agreement under the caption “customer concentration risk” on page 92 of the F-1/A. The material teams of our standard software development agreement have been previously disclosed (see page 91 of the F-1/A), and we have previously filed the agreement template as exhibit 10.5.

Financial Statements - June 30, 2023 and 2022

Note 12. Shareholders' Equity, page F-52

2.	We note on January 26, 2024 you implemented a 4,000-for-1 share split for ordinary shares and that all per share amounts and numbers of ordinary shares have been retrospectively adjusted. Please delete the reference to a "reverse" share split, as the 4,000- for-1 split is not a reverse share split but a regular share split. Please also correct the disclosure in Note 18 on page F-58 accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure on pages F-52 and F-59 of the F-1/A as required.

Note 18. Subsequent Events, page F-58

3.	We note that on February 7, 2024 you "proposed a 5-for-1 forward share split of ordinary shares which was approved by existing shareholders and board of directors, pursuant to which the Company is in the process of issuing additional shares." Please update your disclosures to reflect the issuance and retrospective adjustment of per share and share amounts in your next amendment, presuming that the issuance has occurred prior to your next amended filing or expand the disclosure to explain the delay in the issuance of shares.

Response: In response to the Staff’s comment, the 5-for-1 forward split was completed on February 8, 2024, and we have revised our disclosure on page F-59 of the F-1/A to reflect the issuance and retrospective adjustment of per share and share amounts.

Exhibit Index, page II-3

4.	Please file an exhibit that includes the representations required by Instruction 2 to Item 8.A.4 of Form 20-F if you intend to comply with the 15-month requirement rather than the 12-month requirement for updating financial statements.

Response: In response to the Staff’s comment, we have filed our application for waiver and representation under Form 20-F, Instruction 2 to Item 8.A.4 as Exhibit 99.8 to the F-1/A.

In responding to your comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal, or yly@orllp.legal.

Very truly yours,

/s/ Shek Kin Pong
Shek Kin Pong, Chief Executive Officer